Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 24, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Tankers Limited Form 20-F for the Year Ended December 31, 2015 Filed March 23, 2016 File No. 001-13944

Dear Ms. Raminpour,

On behalf of Nordic American Tankers Limited (the "Company"), we submit this response to your letter dated January 10, 2017 (the "Second Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided comments to the Company's Report on Form 6-K for the nine months ended September 30, 2016 (the "Third Quarter Report"), which follows comments provided to the Company by the Staff in a letter dated December 21, 2016 (the "First Comment Letter"). On behalf of the Company, we replied to the First Comment Letter on December 23, 2016.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Form 6-K furnished November 15, 2016

1.
We have reviewed your response to our prior comment 3 and refer you to Questions 102.07 and 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, issued on May 17, 2016. Specifically, free cash flow is typically a liquidity measure, which we would expect to be reconciled to cash flows from operating activities, rather than to net operating gain (loss), which you use in your reconciliation in your disclosure in the November 15, 2016 Form 6-K. If you utilize this non-GAAP measure as a performance measure, please consider renaming the non-GAAP measure to more appropriately portray it as a performance measure. Please provide us with an example of the measure and the surrounding disclosure to be included in future filings. We may have further comment upon reviewing your response.

The Company advises the Staff that in future filings with the Commission it will revise the title of the non-GAAP measure "Operating Cash Flow" to "Adjusted EBITDA" which will be presented as follows:

Reconciliation of Non-GAAP Financial Measures Amounts in USD '000	Three Months Ended			Nine Months Ended
	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Operating Gain (Loss)	(2 189)	17 612	29 079	48 975	93 701
Depreciation Costs	23 248	4 010	20 477	66 320	60 944
Share Based Compensation and Changes in Deferred compensation Cost	632	1 633	(499)	2 974	(60)
Adjusted EBITDA(1)	21 691	40 692	49 057	118 270	154 585

(1)          Adjusted EBITDA represents net operating gain (loss) before depreciation, share based compensation and changes in deferred compensation costs. Adjusted EBITDA is included because certain investors use this data to measure a shipping company's financial performance. Adjusted EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.
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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman
Nordic American Tankers Limited